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ANNUAL AUDITED REPORT FORM X-17A-5 / A PART III

SEC FILE NUMBER
8- 51823

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vorpahl Wing Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schoedel + Schoedel

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR - 4 2014 DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/27/15



8-51823

X17A-5

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com


SEC Mail Processing Section
MAR 04 2014
Washington DC
193

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

X | A

Board of Directors
Vorpahl Wing Securities, Inc.
Spokane, Washington

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Vorpahl Wing Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIP, solely to assist you and the other specified parties in evaluating Vorpahl Wing Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Vorpahl Wing Securities, Inc.'s management is responsible for Vorpahl Wing Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment from prior year in Form SIPC-7 with respective prior year form SIPC-7 noting no differences (there were no current year payments);

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences (there were no adjustments);

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences, and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



INDEPENDENT AUDITOR'S REPORT
ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION (CONTINUED)


SEC MAIL
RECEIVED
MAR 04 2014
WASH. D.C.
193
SECTION

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
February 5, 2014

Schedule of Assessment and Payments
December 31, 2013


SEC MAIL
RECEIVED
MAR 0 4 2014
WASH, D.C.
193
SECTION

General assessment per Form SIPC-7, including interest	$ 217
Less payments (overpayments) made with Form SIPC-6	(334)
Amount paid (overpayment carried forward) with Form SIPC-7	$ (117)